UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T‑3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

Coca-Cola European Partners plc
(Issuer)
Coca-Cola European Partners US, LLC
(Subsidiary Guarantor)

Pemberton House
Bakers Road
Uxbridge UB8 1EZ
United Kingdom
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount*
3.500% Notes due 2020	Up to $525,000,000 aggregate principal amount
3.250% Notes due 2021	Up to $250,000,000 aggregate principal amount
4.500% Notes due 2021	Up to $300,000,000 aggregate principal amount
______________________________
*          The actual aggregate principal amount of 3.500% Notes due 2020, 3.250% Notes due 2021 and 4.500% Notes due 2021 (together, the “New Notes”) to be issued pursuant to the New Notes Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Old Notes (as defined below) that are exchanged as described in Item 2 hereof, “Securities Act Exemption Applicable.”

Approximate date of proposed exchange offers:
As soon as practicable after the date of this Application for Qualification

Name and address of agent for service:
Corporation Trust Company
1209 Orange St.
Wilmington, DE 19801

With a copy to:

Lisa L. Jacobs, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

The Applicants (as defined below) hereby amend this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this
Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request of the Applicants.

GENERAL

1.          General Information

Entity	Form of Organization	Jurisdiction
Coca-Cola European Partners plc	Public Limited Company	England and Wales
Coca-Cola European Partners US, LLC	Limited Liability Company	Delaware

2.          Securities Act Exemption Applicable

In accordance with the terms of the offering memorandum and consent solicitation statement, dated March 12, 2018 (the “Offering Memorandum”), and the accompanying letter of transmittal and consent, dated March 12, 2018 (the “Letter of Transmittal” and, together with this Offering Memorandum, the “Offer Documents”), the offering by Coca-Cola European Partners plc (the “Issuer”, the “Company” or “CCEP”) to exchange (the “Exchange Offers” and, with respect to each series of Old Notes, an “Exchange Offer”) any and all 3.500% Notes due 2020 (the “Old 3.500% Notes”), 3.250% Notes due 2021 (the “Old 3.250% Notes”) and 4.500% Notes due 2021 (the “Old 4.500% Notes”, and together with the Old 3.500% Notes and the Old 3.250% Notes, the “Old Notes”) for (i) New Notes of the corresponding series, in each case to be issued by the Issuer and guaranteed by the Issuer’s subsidiary guarantor, Coca-Cola European Partners US, LLC (the “Guarantor” or “CCEP US” and, together with CCEP, the “Applicants”), and (ii) cash, is being conducted in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

Section 3(a)(9) of the Securities Act provides an exemption from registration when an issuer issues new securities exclusively to its existing security holders in exchange for its own outstanding securities. This exemption is available when (i) the new and outstanding securities are issued by the same obligors, (ii) the exchange offers are made only to existing security holders, (iii) no commission or other remuneration is paid for solicitation in connection with the exchange offers and (iv) no cash or non-cash consideration other than the securities to be exchanged is required to be paid by security holders to participate in the exchange offers.

The Old Notes were issued by CCEP US (as successor by merger to Coca-Cola Enterprises, Inc. (formerly named International CCE Inc.)) and guaranteed by CCEP.   CCEP will issue the New Notes to be exchanged for the Old Notes, and CCEP US will fully and unconditionally guarantee the New Notes.  Accordingly, CCEP US and CCEP were each an obligor under the Old Notes and related guarantees, respectively, and CCEP will be the obligor under the New Notes and CCEP US will be the obligor under the new related guarantees. The Exchange Offers will be made only to existing holders of the Old Notes.  No commission or other remuneration has been or will be paid, directly or indirectly, for soliciting exchanges pursuant to the Exchange Offers, and no consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for customary fees and expenses paid to the Issuer’s legal advisors, the trustee under the Indenture to be qualified (the “New Notes Indenture”), and an exchange agent and information agent for the transaction.  No cash or non-cash consideration other than surrender of the Old Notes to be exchanged will be required to be paid by the holders of the Old Notes to participate in the Exchange Offers.

AFFILIATIONS

3.          Affiliates

The following table sets forth, as of March 12, 2018, a list of the affiliates of the Applicants, their respective jurisdictions of organization and the percentage of voting securities of the affiliate owned directly or indirectly by CCEP.

Name	Jurisdiction of Organization	% Equity Interest(A)
Agua De La Vega Del Codorno, S.L.U.	Spain	100%
Aguas De Santolin, S.L.U.	Spain	100%
Aguas Del Maestrazgo, S.L.U.	Spain	100%
Aguas Del Toscal, S.A.U.	Spain	100%
Aguas Vilas Del Turbon, S.L.U.	Spain	100%
Amalgamated Beverages Great Britain Limited	United Kingdom	100%
BBH Investment Ireland Limited	Ireland	100%
Bebidas Gaseosas Del Noroeste, S.L.U.	Spain	100%
Beganet, S.L.U.	Spain	100%
BH Holdings Lux Commandite SCS	Luxembourg	100%(B)
BH Holdings Luxembourg SARL	Luxembourg	100%
BH Luxembourg SARL	Luxembourg	100%

BH SARL	Luxembourg	100%
Birtingahúsið ehf.	Iceland	34.50%
BL Bottling Holdings UK Limited	United Kingdom	100%
Bottling Great Britain Limited	United Kingdom	100%(B)
Bottling Holdings (Luxembourg) SARL	Luxembourg	100%
Bottling Holdings (Netherlands) B.V.	Netherlands	100%
Bottling Holdings Europe Limited	United Kingdom	100%(A)
Bottling Holding France SAS	France	100%
CC Digital GmbH	Germany	50%
CC Erfrischungsgetränke Oldenburg Verwaltungs GmbH	Germany	100%
Cc Iberian Partners Gestion, S.L.	Spain	100%
CC Verpackungs GmbH	Germany	100%
CCEP Equipment Services Limited	United Kingdom	100%
CCEP Holdings Norge AS	Norway	100%
CCEP Holdings Sverige AB	Sweden	100%
CCEP Holdings UK Limited	United Kingdom	100%
CCIP Soporte, S.L.U.	Spain	100%
Classic Brand (Europe) Designated Activity Company	Ireland	100%
Cobega Embotellador, S.L.U.	Spain	100%
Coca-Cola European Partners Belgium SPRL	Belgium	100%
Coca-Cola European Partners Deutschland GmbH	Germany	100%
Coca-Cola European Partners France SAS	France	100%(F)
Coca-Cola European Partners Great Britain Limited	United Kingdom	100%
Coca-Cola European Partners Holdings Great Britain Limited	United Kingdom	100%
Coca-Cola European Partners Holdings US, Inc.(G)	United States	100%(C)
Coca-Cola European Partners Iberia, S.L.U.	Spain	100%
Coca-Cola European Partners Ísland ehf.	Iceland	100%
Coca-Cola European Partners Luxembourg SARL	Luxembourg	100%
Coca-Cola European Partners Nederland B.V.	Netherlands	100%
Coca-Cola European Partners Norge AS	Norway	100%
Coca-Cola European Partners Pension Scheme Trustees Limited	United Kingdom	100%
Coca-Cola European Partners Portugal Unipessoal, LDA	Portugal	100%
Coca-Cola European Partners Services Bulgaria EOOD	Bulgaria	100%
Coca-Cola European Partners Services Europe Limited	United Kingdom	100%
Coca-Cola European Partners Services SPRL	Belgium	100%(D)
Coca-Cola European Partners Sverige AB	Sweden	100%
Coca-Cola European Partners US II, LLC(H)	United States	100%
Coca-Cola European Partners US, LLC(I)	United States	100%
Coca-Cola Immobilier SCI	France	100%(F)
Coca-Cola Production SAS	France	100%
Compañía Asturiana De Bebidas Gasesosas, S.L.U.	Spain	100%
Compañia Castellana De Bebidas Gaseosas, S.L.	Spain	100%
Compañía Levantina De Bebidas Gaseosas, S.L.U.	Spain	100%
Compañía Norteña De Bebidas Gaseosas, S.L.U.	Spain	100%
Compañia Para La Comunicación De Bebidas Sin Alcohol, S.L.U.	Spain	100%
Conversia IT, S.L.U.	Spain	100%
Developed System Logistics, S.L.U.	Spain	100%
GBH Investment Ireland Limited	Ireland	100%
GBH Luxembourg SARL	Luxembourg	100%
GH Luxembourg SCS	Luxembourg	100%(B)
GR Bottling Holdings UK Limited	United Kingdom	100%
Herdt Verwaltungs GmbH i.L.	Germany	100%
Infineo Recyclage SAS	France	49%(E)
Instelling voor Bedrijfspensioenvoorziening Coca-Cola European Partners Belgium/Coca-Cola European Partners Services – Bedienden-Arbeiders OFP	Belgium	100%
Instelling voor Bedrijfspensioenvoorziening Coca-Cola European Partners Belgium/Coca-Cola European Partners Services – Kaderleden OFP	Belgium	100%
Iparbal, 99 S.L.	Spain	100%
IPARSOFT, 2004 S.L.	Spain	100%
Lusobega, S.L.	Spain	100%
Madrid Ecoplatform, S.L.U.	Spain	100%
Peña Umbria, S.L.U.	Spain	100%

Refecon Águas S.A.	Portugal	100%
Refrescos Envasados Del Sur, S.L.U.	Spain	100%
Refrige Sgps, S.A.	Portugal	100%
Roalba, S.L.U.	Spain	100%
Solares y Edificios Norteños, S.L.U.	Spain	100%
Svenska Brettbolaget AB	Sweden	19.60%
WB Investment Ireland 2 Limited	Ireland	100%
WB Investment Ireland Limited	Ireland	100%
WBH Holdings Luxembourg SCS	Luxembourg	100%
WBH Luxembourg SARL	Luxembourg	100%
WIH UK Limited	United Kingdom	100%
Wir sind Coca-Cola GmbH	Germany	100%
___________________

(A)	Pursuant to instruction 4 to Item 3 of Form T-3, CCEP and CCEP US have not disclosed the direct owner(s) for their foreign affiliates.
(B)	Class A and B shares.
(C)	Including preference shares issued to CCEP.
(D)	Class A, B and C shares.
(E)	Class A and B shares. CCEP holds 49% of Class B shares.
(F)	CCEP shareholding 99.99% or greater.
(G)	Wholly owned directly by Coca-Cola European Partners plc.
(H)	Wholly owned directly by Coca-Cola European Partners US, LLC.
(I)	Wholly owned directly by Coca-Cola European Partners Holdings US, Inc.

For purposes of this application only, certain directors and executive officers of the Applicants listed in Item 4 below may also be deemed affiliates of the Applicants by virtue of their respective positions with the Applicants.

MANAGEMENT AND CONTROL

4.          Directors and Executive Officers

Set forth in the table below are the names of each of the directors, in the case of CCEP, managers, in the case of CCEP US, and respective executive officers of the Applicants.  Pursuant to the instruction to Item 4 of Form T-3, the terms "director" and "executive officer" are used in this Item 4 as defined in Sections 303(5) and 303(6), respectively, of the Trust Indenture Act of 1939, as amended.  The mailing address for each of the directors, managers and executive officers of the Applicants is: Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom.

Directors of Coca-Cola European Partners plc

Name	Office
Sol Daurella Comadrán	Chairman of the Board of Directors
Damian Gammell	Chief Executive Officer and Director
Thomas H. Johnson	Independent Non-executive Director
Jan Bennink	Independent Non-executive Director
José Ignacio Comenge Sánchez-Real	Non-executive Director
Christine Cross	Independent Non-executive Director
Francisco Crespo Benitez	Non-executive Director
Javier Ferrán	Independent Non-executive Director
Irial Finan	Non-executive Director
L. Phillip Humann	Independent Non-executive Director
Orrin H. Ingram II	Independent Non-executive Director
Alfonso Líbano Daurella	Non-executive Director
Véronique Morali	Independent Non-executive Director
Mario Rotllant Solá	Non-executive Director
Álvaro Gómez-Trénor Aguilar	Non-executive Director
Garry Watts	Independent Non-executive Director
Curtis R. Welling	Independent Non-executive Director

Executive Officers of Coca-Cola European Partners plc

Name	Office
Damian Gammell	Chief Executive Officer
Manik Jhangiani	Chief Financial Officer
Ronald J. Lewis	Chief Supply Chain Officer
Clare Wardle	General Counsel & Company Secretary
Lauren Sayeski	Chief Public Affairs & Communications Officer
Peter Brickley	Chief Information Officer
Victor Rufart	Chief Strategy Officer
Nick Wall	Chief Human Resources Officer

Francesc Cosano	General Manager, Iberia
Leendert den Hollander	General Manager, Great Britain
Ben Lambrecht	General Manager, France
Frank Molthan	General Manager, Germany
Stephen Moorhouse	General Manager, Northern Europe
Scott Bourgeois	Chief Accounting Officer
Frank Govaerts	Chief Compliance Officer
Joyce King-Lavinder	Vice President, Treasurer
Paul van Reesch	Vice President, Legal - Corporate and Deputy Company Secretary
Thor B. Erickson	Vice President, Investor Relations
Carl Saunders	Vice President, Rewards & Recognition
Stephen Lusk	Vice President, Commercial Development
Edward Walker	Vice President, Finance Business Planning
Ilan Ouanounou	Vice President, Corporate Strategy
Hans Bochove	Vice President, European Public Affairs
Shanna Wendt	Vice President, Leadership & Internal Communication
Danielle Guiho	Vice President, Labour Relations and Employment Practices
Glenda Jones-Williams	Vice President, HRBP Corporate Functions, Supply Chain & HR Communications
Jörg Alois Blunder	Vice President, Organisational Culture
Maria Kokkinou	Vice President, Talent Acquisition
Nico Orie	Vice President, HR Strategy & Operations
Luc De Weerdt	Vice President, IT Service
Miguel Angel Perez	Vice President, QESH
Ralf Peters	Vice President, Procurement

Managers of Coca-Cola European Partners US, LLC

Name	Office
Joyce King-Lavinder	Manager
Michael Violet	Manager
Thor B. Erickson	Manager

Executive Officers of Coca-Cola European Partners US, LLC

Name	Office
Joyce King-Lavinder	President and Treasurer
Michael Violet	Vice President and Chief Financial Officer
Thor B. Erickson	Vice President and Secretary

5.          Principal Owners of Voting Securities

As of February 28, 2018, the following persons beneficially owned or owned of record 10% or more of the ordinary shares of CCEP:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Olive Partners, S.A.(1) Calle Alcala, 44 - 4 Plt Madrid, Madrid 28014 Spain	Ordinary Shares	166,128,987	34.26%
European Refreshments(2) Southgate Dublin Road Drogheda Co. Meath, A92YK7W Ireland	Ordinary Shares	87,950,640	18.14%
______________________________________________________
(1)          Cobega, S.A. owns 100% of Cobega Invest, S.L.U., which owns 55.6% of Olive Partners, S.A.  The principal mailing address of each of Cobega, S.A. and Cobega Invest, S.L.U. is: Avenida Països Catalans, 32, 08950, Esplugues de Llobregat, Barcelona, Spain.
(2)          The Coca-Cola Company (“TCCC”) owns 100% of The Coca-Cola Export Corporation (“ExportCo”), which owns 100% of Atlantic Industries (“Atlantic”). Atlantic owns 100% of European Refreshments.  The principal mailing address of TCCC and ExportCo is: One Coca-Cola Plaza, Atlanta, Georgia 30313.  The principal mailing address of Atlantic is: c/o Maples Corporate Services Limited, South Church Street, George Town, Grand Cayman KY1-1104.

As of February 28, 2018, CCEP beneficially owned 100% of the membership interests in CCEP US.  CCEP’s mailing address is Pemberton House, Bakers Road, Uxbridge UB8 1EZ, United Kingdom.

UNDERWRITERS

6.          Underwriters

(a)
The following table sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of CCEP’s securities and the title of each security underwritten:

Name	Mailing Address	Securities Underwritten(1)
Banco Santander, S.A.	Ciudad Grupo Santander, Avenida de Cantabria, 28660, Boadilla del Monte, Madrid, Spain	The securities indicated in footnotes 2, 3 and 4
Barclays Bank Plc	5 The North Colonnade, Canary Wharf, London E14 4BB, United Kingdom	The securities indicated in footnotes 2, 3 and 4
BNP Paribas	10 Harewood Avenue, London NW1 6AA, United Kingdom	The securities indicated in footnotes 2, 3 and 4
Citigroup Global Markets Limited	Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom	The securities indicated in footnotes 2, 3 and 4
Coöperatieve Rabobank U.A. (Rabobank)	Markets, UC-Z2090, Croeselaan 18, 3521 CB Utrecht, The Netherlands	The securities indicated in footnotes 2, 3, 4 and 5
Deutsche Bank AG, London Branch	Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom	The securities indicated in footnotes 2, 3 and 4
HSBC Bank Plc	8 Canada Square, London E14 5HQ, United Kingdom	The securities indicated in footnotes 2, 3, 4 and 5
Merrill Lynch International	2 King Edward Street, London EC1A 1HQ, United Kingdom	The securities indicated in footnotes 2, 3 and 4
Mizuho International Plc	Bracken House, One Friday Street, London EC4M 9JA, United Kingdom	The securities indicated in footnotes 2, 3, 4 and 5
UniCredit Bank AG	Arabellastraße 12, 81925, Munich, Germany	The securities indicated in footnotes 2, 3, 4 and 5
______________________________________________________
(1)          Each of these securities is currently guaranteed by CCEP US.
(2)          0.750 per cent. Notes due 2022.
(3)          1.125 per cent. Notes due 2024.
(4)          1.750 per cent. Notes due 2028.
(5)          Floating Rate Notes due 2021.

The following table sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of CCEP US’ securities and the title of each security underwritten:

Name	Mailing Address	Securities Underwritten(1)
Barclays Bank Plc	5 The North Colonnade, Canary Wharf, London E14 4BB, United Kingdom	The securities indicated in footnote 2
BNP Paribas	10 Harewood Avenue, London NW1 6AA, United Kingdom	The securities indicated in footnote 2
Citigroup Global Markets Limited	Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom	The securities indicated in footnote 2
Credit Suisse Securities (Europe) Limited	One Cabot Square, London E14 4QJ, United Kingdom	The securities indicated in footnote 2
Deutsche Bank AG, London Branch	Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom	The securities indicated in footnote 2
HSBC Bank Plc	8 Canada Square, London E14 5HQ, United Kingdom	The securities indicated in footnote 2
Merrill Lynch International	2 King Edward Street, London EC1A 1HQ, United Kingdom	The securities indicated in footnote 2
______________________________________________________
(1)          These securities are currently guaranteed by CCEP.
(2)          1.875% Notes due 2030.

(b)	The Issuer does not propose to make use of an underwriter for the issuance of the New Notes.

CAPITAL SECURITIES

7.          Capitalization

(a)	The table below sets forth the securities of each Applicant as of February 28, 2018.

Applicant	Title of Class	Amount Authorized	Amount Outstanding
Coca-Cola European Partners plc	Ordinary Shares	N/A	484,921,876

	0.750% Notes due 2022	€700,000,000	€700,000,000
	1.125% Notes due 2024	€500,000,000	€500,000,000
	1.750% Notes due 2028	€500,000,000	€500,000,000
	Floating Rate Notes due 2021	€350,000,000	€350,000,000

Coca-Cola European Partners US, LLC	Membership Interests	N/A	100%

	3.500% Notes due 2020	$525,000,000	$525,000,000
	3.250% Notes due 2021	$250,000,000	$250,000,000
	4.500% Notes due 2021	$300,000,000	$300,000,000

	2.000 per cent. Notes due 2019	€350,000,000	€350,000,000
	2.625 per cent. Notes due 2023	€350,000,000	€350,000,000
	2.375 per cent. Notes due 2025	€350,000,000	€350,000,000
	2.750 per cent. Notes due 2026	€250,000,000	€250,000,000
	1.875 per cent. Notes due 2030	€500,000,000	€500,000,000

(b)	Each ordinary share issued by Coca-Cola European Partners plc entitles the holder thereof to one vote on all matters to be voted upon by shareholders.

INDENTURE SECURITIES

8.          Analysis of Indenture Provisions

The New Notes will be issued under the New Notes Indenture to be dated as of the consummation of the Exchange Offers. The following is a general description of certain provisions of the New Notes Indenture. The description is qualified in its entirety by reference to the form of New Notes Indenture filed as Exhibit T3E-1 hereto. Capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the New Notes Indenture.

(a)
Events of Default; Withholding of Notice. An Event of Default with respect to the New Notes of any series is defined as: (a) default for 30 days in payment of any interest on the New Notes of such series when it becomes due and payable; (b) default in payment of principal of or any premium, if any, on the New Notes of such series when the same becomes due and payable, whether at stated maturity or by acceleration, notice of redemption, et.; (c) default by CCEP in the performance of any other covenant or agreement of CCEP contained in the New Notes Indenture which affects or is applicable to the New Notes of such series that has not been remedied by the end of a period of 90 days after notice is given as specified in the New Notes Indenture; (d) default in the payment of principal or an acceleration of other indebtedness for borrowed money of CCEP where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $100 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to CCEP by the trustee under the New Notes Indenture (the “New Notes Trustee”) or to CCEP and the New Notes Trustee by the holders of at least 25% in principal amount of all outstanding debt securities under the New Notes Indenture, provided that if any such default is cured, waived, rescinded or annulled, then the Event of Default by reason thereof would be deemed not to have occurred; and (e) certain events of bankruptcy, insolvency and reorganization of CCEP.

The New Notes Trustee must give to the holders of New Notes of any series notice of all Defaults known to it with respect to the New Notes of such series, which have not been cured or waived, within 90 days after such a Default has occurred.   Except in the case of default in the payment of principal of or any premium or interest on any of the New Notes of such series, the New Notes Trustee may withhold such notice if the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the best interest of the holders of the New Notes of such series.

The Issuer must furnish to the New Notes Trustee within 120 days after the end of each fiscal year, an Officers’ Certificate stating whether or not to the best knowledge of the signers of the Officers’ Certificate the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of the New Notes Indenture (without regard to grace periods or notice requirements) and if in default, specifying the nature and status of all such defaults.

(b)
Authentication and Delivery; Use of Proceeds. The New Notes will be executed by an individual or individuals duly authorized by the Board of Directors of the Issuer to execute the New Notes. No New Note will be entitled to any benefit under the New Notes Indenture unless it bears a certificate of authentication executed by the New Notes Trustee in manual signature of an authorized signatory. The New Notes Trustee may appoint an authenticating agent acceptable to the Issuer.  The New Notes will be issued in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

The exchange of New Notes for the Old Notes pursuant to the Exchange Offers will not produce any proceeds for use by the Applicants.

(c)	Release and Substitution of Property Subject to the Lien of the Indenture. The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

(d)
Satisfaction and Discharge. The Issuer may terminate its obligations and those of the Guarantor under the New Notes Indenture by delivering to the New Notes Trustee for cancellation all outstanding New Notes or by depositing with the New Notes Trustee or the paying agent after the New Notes have become due and payable, whether at stated maturity, or any redemption or repayment date, or otherwise, cash sufficient to pay all of the outstanding New Notes and paying all other sums payable under the New Notes Indenture.

(e)
Evidence Required to Be Furnished for Compliance. The Issuer will be obligated under the New Notes Indenture to deliver to the New Notes Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating whether or not to the best knowledge of the signers of the Officers’ Certificate the Issuer is in default in the performance and observance of any of the terms, provisions and conditions of the New Notes Indenture (without regard to grace periods or notice requirements) and if in default, specifying the nature and status of all such defaults.

9.          Other Obligors

There are no other obligors upon the New Notes apart from the Applicants.

Contents of Application.  This Application comprises:

(a)	Pages numbered 1 to 10, consecutively.

(b)	The statement of eligibility and qualification of the trustee under the Indenture to be qualified on Form T-1 included as Exhibit T3G hereto.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee referenced in clause (b) above:

Exhibit Number	Description

Exhibit T3A-1	Certificate of Incorporation of Coca-Cola European Partners plc.*

Exhibit T3A-2
Certificate of Formation of Coca-Cola European Partners US, LLC (formerly known as Orange MergeCo, LLC) (incorporated by reference to Exhibit No. 3.1 to Coca-Cola European Partners US, LLC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2016).

Exhibit T3A-3
First Amended and Restated Limited Liability Company Agreement of Coca-Cola European Partners US, LLC (formerly known as Orange MergeCo, LLC) (incorporated by reference to Exhibit No. 3.2 to Coca-Cola European Partners US, LLC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2016).

Exhibit T3B-1
Articles of Incorporation of Coca-Cola European Partners plc (incorporated by reference to Exhibit 3 to Coca-Cola European Partners plc’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 1, 2016).

Exhibit T3C	Form of Indenture for the New Notes*

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Memorandum and Consent Solicitation Statement dated March 12, 2018.*

Exhibit T3E-2	Letter of Transmittal and Consent dated March 12, 2018.*

Exhibit T3F	Included in Exhibit T3C.*

Exhibit T3G	Statement of eligibility and qualification of the New Notes Trustee on Form T-1.*

*	Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Coca-Cola European Partners plc, a public limited company organized under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Atlanta, and state (country) of Georgia, on the 12th day of March, 2018.

COCA-COLA EUROPEAN PARTNERS PLC

		By:	/s/ Joyce King-Lavinder
		Name:	Joyce King-Lavinder
		Title:	Authorised Signatory
Attest:	/s/ Paul van Reesch
Name:	Paul van Reesch

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Coca-Cola European Partners US, LLC, a limited liability company organized under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in the city of Dacula, and state (country) of Georgia, on the 12th day of March, 2018.

COCA-COLA EUROPEAN PARTNERS US, LLC

		By:	/s/ Michael Violet
		Name:	Michael Violet
		Title:	Manager, Vice President and Chief Financial Officer
Attest:	/s/ Paul van Reesch
Name:	Paul van Reesch